FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Table of Contents

        This Form 6-K/A amends Form 6-K filed on October 30, 2003. Attached to the original Form 6-K was a press release containing unaudited financial information for the three months and nine months ended September 30, 2003 and the year ended December 31, 2002 for Ceragon Networks Ltd. This Form 6-K/A makes the following amendments to reflect the recognition of a non-cash charge for the quarter ended September 30, 2003 totaling $2,289,000 resulting from recording a warrant at fair value. On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers, according to which, the Company issued a warrant to the supplier to purchase an aggregate of 700,000 Ordinary shares of the Company. The Company recorded the carrying amount of the warrant at inception as a liability of $875,000. During November 2003, the supplier exercised the warrant by a cashless exercise into 699,624 Ordinary shares. Accordingly, the Company reclassified the fair value of the warrant at the date of exercise from a liability to equity. During 2003, as a result of the adoption and implementation of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) (effective at the beginning of the first interim period beginning after June 15, 2003) the Company recognized a non-cash charge in the financial statements. As a result, at and for the nine months ended September 30, 2003, the Company revised net loss to ($6,304,000), basic and diluted net loss per share to ($0.28), other accounts payable and accrued expenses to $7,094,000, total current liabilities to $13,335,000, accumulated deficit to ($124,608,000) and total shareholders’ equity to $44,446,000 and for the three months ended September 30, 2003, the Company revised net loss to ($2,982,000) and basic and diluted net loss per share to ($0.13). This non-cash charge had no impact on first quarter 2004 operating results.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2003	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President

Exhibit Description
        Revised Third Quarter and Nine Month Period Ended September 30, 2003 Financial Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited

Revenues	$24,254	$12,323	$9,114	$5,047	$18,394
Cost of revenues	14,727	8,817	5,385	3,507	12,791

Gross profit	9,527	3,506	3,729	1,540	5,603
Operating expenses:
Research and development	6,625	6,781	2,228	2,285	9,143
Less: participation by the Chief
Scientist of the Government of
Israel	1,413	1,326	472	480	1,870

Research and development, net	5,212	5,455	1,756	1,805	7,273
Selling and marketing	6,977	6,820	2,343	2,236	9,130
General and administrative	1,594	1,521	552	480	2,031
Amortization of deferred stock
compensation (a)	1,110	2,399	308	679	2,974
Non-recurring expenses (income),
net	(537)	-	(222)	-	83

Total operating expenses	14,356	16,195	4,737	5,200	21,491

Operating loss	(4,829)	(12,689)	(1,008)	(3,660)	(15,888)
Financial income, net	814	1,236	315	369	1,528
Other financial expenses - non
cash charge relating to
puttable warrant	(2,289)	0	(2,289)	0	0

Net loss	$(6,304)	$(11,453)	$(2,982)	$(3,291)	$(14,360)

Basic and diluted net loss per share	$(0.28)	$(0.51)	$(0.13)	$(0.15)	$(0.64)

Weighted average number of shares
used in computing basic and
diluted net loss per share	22,836,180	22,334,970	23,118,719	22,425,096	22,375,939

(a) Amortization of deferred
stock compensation relates to
the following:
Cost of revenues	$86	$167	$24	$49	$214
Research and development	328	781	95	218	958
Selling and marketing	430	862	115	238	1,072
General and administrative	266	589	74	174	730

Total amortization of deferred
stock compensation	$1,110	$2,399	$308	$679	$2,974

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CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2003	December 31, 2002
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,628	$4,688
Short-term bank deposits	10,279	10,853
Marketable securities	6,255	11,743
Trade receivables, net	5,238	4,329
Other accounts receivable and prepaid expenses	2,341	1,268
Inventories	8,901	8,054

Total current assets	40,642	40,935

LONG-TERM INVESTMENTS:
Long-term marketable securities	969	11,675
Long-term bank deposits	14,175	4,214
Severance pay funds	1,550	1,200

Total long-term investments	16,694	17,089

PROPERTY AND EQUIPMENT, NET	2,773	3,616

Total assets	$60,109	$61,640

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,241	$5,744
Other accounts payable and accrued expenses	7,094	4,805

Total current liabilities	13,335	10,549

ACCRUED SEVERANCE PAY	2,328	1,825

SHAREHOLDERS' EQUITY:
Share capital	169,054	167,570
Accumulated deficit	(124,608)	(118,304)

Total shareholders' equity	44,446	49,266

Total liabilities and shareholders' equity	$60,109	$61,640

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This report may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.